Exhibit 99.1

TransAlta Establishes Renewables Growth Targets and Declares Dividend Increase of 11%

Highlights

  TransAlta has established targets to deliver 2 GW of incremental renewables capacity with a targeted investment of $3 billion by 2025
  TransAlta will accelerate its growth with a focus on customer-centred renewables and storage through the execution of its 3 GW development pipeline
  TransAlta will suspend the Sundance Unit 5 repowering
  TransAlta will retire Keephills Unit 1 effective December 31, 2021, and retire Sundance Unit 4 effective April 1, 2022
  TransAlta's Board of Directors has approved an 11 per cent dividend increase on its common shares
  TransAlta will be completely off-coal by the end of 2025 and will realize a 70% reduction on carbon emissions by 2030 against a 2005 baseline

CALGARY, AB, Sept. 28, 2021 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) is pleased to announce its strategic growth targets, which strengthen the Company's commitment to being a leader in clean electricity by delivering customer-centered power solutions.  The strategic growth targets include adding 2 GW of new capacity to the Company's fleet, and investing approximately $3 billion developing, constructing and acquiring new assets by the end 2025.

"We have significant growth aspirations across Canada, the United States and Australia  with a focus on renewable and storage power solutions for large customers," remarked John Kousinioris, President and Chief Executive Officer of TransAlta. "As we look forward to 2025, we are confident in our investment strategy and the decision to expand further into contracted renewables with onshore wind, solar and battery storage across our platform. We believe this enhanced customer focus on renewable generation and storage will provide significant value for our shareholders."

The Company is also pleased to announce that its Board of Directors (the "Board") has approved an 11 per cent increase on its common share ("Common Share") dividend and declared a dividend of $0.05 per Common Share to be payable on January 1, 2022 to shareholders of record at the close of business on December 1, 2021. The quarterly dividend of $0.05 per Common Share represents an annualized dividend of $0.20 per Common Share.

"This decision represents the third dividend increase by the Company in the past two years and reflects the Board's confidence in the Company's strategic direction while affirming the Company's commitment to realizing returns for its shareholders," said John Kousinioris.

Alberta Thermal Retirements and Suspension of Sundance 5 Repowering

Following an in-depth evaluation and assessment of the Sundance Unit 5 repowering project, the Company has determined to suspend the project.  This decision was made due to escalating costs, changing supply and demand dynamics and forecasted power prices in the Alberta market, as well as risks associated with the evolving regulatory environment.  The Company expects to redeploy the capital previously allocated to the Sundance Unit 5 repowering to renewable growth projects.

In addition, the Company has determined to retire Keephills Unit 1 effective December 31, 2021, and to retire Sundance Unit 4 effective April 1, 2022, and has provided notice to the Alberta Electric System Operator of its intention to retire such units.  The retirement decisions were largely driven by TransAlta's assessment of future market conditions, the age and condition of the units and the Company's strategic focus toward customer-centred renewable energy solutions. These retirements further support the Company's decarbonization efforts, which also include ceasing all coal fired generation in Canada by the end of 2021 and across its fleet by the end of 2025.  TransAlta expects that by 2030, it will reduce emissions by 70 per cent over 2005 levels and it remains committed to achieving carbon neutrality by 2050.

Accelerating Customer-Centred Clean Electricity Growth Plan

The Company's recently adopted strategic growth targets include:

  delivering 2 GW of incremental renewables capacity with a targeted investment of $3 billion by the end of 2025. Already this year the company has announced 300 MW of new build projects and asset acquisitions and has 500 MW in advanced-stage development;
  accelerating growth into customer-centred renewables and storage through the development of its 3 GW development pipeline;
  expanding the Company's development pipeline to 5 GW by 2025 to enable a two-fold increase in its renewables fleet by 2030;
  realizing targeted diversification and value creation by focusing on expanding our platform in each of our core geographies (Canada, United States and Australia); and
  by the end of 2025, defining the next generation of power solutions and technologies and potential for parallel investments in new complementary sectors.

The Company is actively advancing its development pipeline, which currently consists of 1.2 GW in the United States, up to 2 GW in Canada and 270 MW in Australia.  The recently announced acquisition of a 122 MW portfolio of operating solar facilities located in North Carolina, which is expected to close in mid-October, will represent a significant expansion of the Company's solar generation.  The Company intends to further expand its solar generation by actively pursuing solar opportunities in the United States and Australian markets.  The Company is also focused on pursuing hybrid integrated power solutions with customers.

Investor Day

TransAlta will be hosting an Investor Day later today at 10:00 am EDT during which our executive team will discuss our strategic objectives and growth targets, our leading approach to environment, social and governance matters, our strategy to optimize and maintain our competitive advantage in Alberta, our commitment to delivering operational excellence, and our financial strategy and plan.  The presentation will be broadcast live via webcast with video and will be accessible by web browser.  The recorded video webcast and corresponding presentation will also be made available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations following the event.

Webcast attendees can pre-register to receive web access information for the live event below.  Registration for the event can also be found in the Investor Centre of TransAlta's website.

2021 Virtual Investor Day Webcast Registration Link:
https://transaltainvestorday.can.chime.live/app/app.html

Event details:
2021 Investor Day – TransAlta
September 28, 2021
Start time: 8:00 a.m. MT / 10:00 a.m. EDT

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its web site at transalta.com.

Forward-Looking Statements

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "predicts", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions or future or conditional verbs such as "may", "will", "should", "would" and "could". These statements may include, without limitation, statements regarding: TransAlta's ability to maintain and execute its strategy,  including  forecasted growth capital expenditures; expanding the Company's development pipeline; realizing diversification and value creation in Canada, the U.S. and Australia; the retirement of Sundance Unit 4 and Keephills Unit 1; and the suspension of the Sundance 5 repowering.

These forward-looking statements are based upon certain material factors or assumptions that were applied in developing the forward-looking statements, including the design specifications of development projects, the provisions of contracts to which TransAlta or a subsidiary is a party, management's current plans and its perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances. Some of the factors, many of which are beyond TransAlta's control and the effects of which can be difficult to predict, but may cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: more restrictive directives of government and public health authorities; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment and to obtain regulatory approvals on the expected timelines, or at all; force majeure claims; curtailments reducing merchant production; our ability to maintain our credit ratings; restricted access to capital and increased borrowing costs; increased costs, including those resulting from our efforts to mitigate the impact of COVID-19; regulatory and environmental processes delays; adverse impacts on our information technology systems and our internal control systems; political uncertainty; disruptions in the transmission and distribution of electricity; the effects of weather, natural disasters and other climate-related risks; results and exposures of our Energy Marketing segment, including deviations from historical variances; disruptions to our operations, including unplanned outages, equipment failure and our ability to carry out repairs in a cost-effective or timely manner; and general competition and industry risks. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information in this news release, whether as a result of new information, future events or otherwise. Past performance is not indicative nor a guarantee of future results. The foregoing risk factors, among others, are described in further detail in the Corporation's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Corporation's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. The Corporation disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2021/28/c4240.html

%CIK: 0001144800

For further information: Investor Inquiries:Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 06:59e 28-SEP-21